UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 2, 2009

Stephen A. Keen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886

Re: Columbia Funds Series Trust – Columbia Money Market Reserves (File No. 811-09645)

Dear Mr. Keen:

Your letter of December 11, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Columbia Money Market Reserves (the "Fund"), a series of Columbia Funds Series Trust (the "Trust), and NB Funding Company LLC ("Affiliate"), enter into the arrangement summarized below and more fully described in the letter. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent"), which is the parent of Columbia Management Advisors, LLC, the Fund's investment adviser (the "Adviser"). Therefore, the Affiliate is an affiliated person of the Fund as defined in Section 2(a)(3) of the Act.

The Fund is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

In November 2007 and October 2008, the Trust and the Affiliate entered into and amended, respectively, a capital support agreement (as amended, the "Original Agreement") for the benefit of the Fund, a form of which was provided to the staff. The Original Agreement obligates the Affiliate to make a cash contribution (up to a specified maximum amount) to the Fund sufficient to restore the Fund's net asset value ("NAV") per share to the minimum permissible NAV specified in the Original Agreement if certain triggering events occurred. The Original Agreement was intended to limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Security. The capital support agreement was amended and restated in October 2008 (a) to reflect that the support under the agreement was limited to the Fund, (b) to modify the definition of a Covered Security, and (c) to increase the contributions payable to the Fund and the maximum contribution amount specified in the Original Agreement.

You state that the Fund holds in its portfolio securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A)-(D) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event is referred to as a "Covered Security.") You state further that the Fund's Board of Trustees (the "Board"), none of whom are interested persons as that term is defined in Section 2(a)(19) of the Act, have determined with respect to each Covered Security currently held by the Fund that, due to unfavorable general market conditions, it would not be in the interests of the Fund to sell the Covered Securities at this time.

The Original Agreement was entered into and amended and restated after the staff of the Division of Investment Management informed the Trust and the Affiliate on November 14, 2007 and October 3, 2008, respectively, that it would not recommend enforcement action to the Commission if the arrangement was effected.[4]

The Trust and the Affiliate now seek to amend the Original Agreement (the "Amended Agreement"). The principal changes you propose to make to the Original Agreement are to extend the termination date from December 13, 2008 to November 6, 2009 ("New Termination Date") and to include an additional Contribution Event, as defined in the Amended Agreement.

You represent the following with respect to the Amended Agreement and the extension:

(i) The process of restructuring the Covered Securities is unlikely to be completed before the scheduled termination date of the Original Agreement on December 13, 2008;

(ii) The Adviser has informed the Board of its belief that greater value could be realized on the Covered Securities if the Original Agreement was extended until

[4] *See* Columbia Funds Series Trust— Columbia Money Market Reserves, SEC Staff No-Action Letter (Oct. 22, 2008).

the restructuring was completed and the government's efforts to improve market conditions took full effect;

(iii) The Amended Agreement includes as a Contribution Event the Fund receiving Replacement Securities (as defined in the Amended Agreement) having a value less than the then-current amortized cost value of the Covered Securities in connection with any restructuring of the issuer of the Covered Securities occurring on or after April 1, 2009, unless the Board determines that no option other than receipt of such Replacement Securities would be in the best interests of the Fund, in light of the Board's fiduciary duties to the Fund under applicable law;

(iv) The Amended Agreement permits the Board to cause the Fund to sell the Covered Securities and obligate the Affiliate to make a cash contribution to the Fund if the Board determines that the maximum contribution amount under the Amended Agreement would not be sufficient to support the Fund's minimum permissible NAV; and

(v) The Board, none of whom are "interested persons" as that term is defined in section 2(a)(19) of the Act, has approved the Amended Agreement and has determined that it would be in the best interests of the Fund and its shareholders to continue to hold the Covered Securities and has approved the New Termination Date.

On the basis of the facts and representations above, we will not recommend enforcement action under Sections 12(d)(3), 17(a)(1) or 17(d) of the Act if the Trust and the Affiliate enter into the Amended Agreement.[5] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[6]

Very truly yours,

Sarah G. ten Siethoff
Senior Counsel

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5 This letter confirms the position of the staff that was provided orally by Fran Pollack-Matz to Stephen A. Keen on December 11, 2008.

6 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of the Trust's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

ReedSmith

Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219-1886
+1 412 288 3131
Fax +1 412 288 3063

Stephen A. Keen
Direct Phone: +1 412 288 1567
Email: skeen@reedsmith.com

December 11, 2008

**Investment Company Act of 1940—
Sections 12(d)(3), 17(a)(1), and 17(d)**

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission (SEC)
100 F Street, N.E.
Washington, DC 20549

Re: Columbia Money Market Reserves, a series of Columbia Funds Series Trust (the "Fund")

Dear Mr. Plaze:

We are writing on behalf of NB Funding Company LLC (the "Affiliate"), an affiliated person of the investment adviser of the above-referenced Fund. We seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the Investment Company Act of 1940 ("1940 Act"), or the rules thereunder, if the Fund and the Affiliate amend the arrangement previously considered by the Division in a no-action letter dated October 22, 2008 (the "Initial Letter"), as described below.

The Fund is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund, as a money market fund, seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities. The Affiliate is a subsidiary of Bank of America Corporation (the "Parent") that is the parent of Columbia Management Advisors, LLC, the Fund's investment adviser (the "Adviser"). The Parent has received ratings in the highest short-term rating category from all nationally recognized statistical rating organizations ("NRSROs") that rate its obligations. The Fund has also received the highest rating from an NRSRO.

1. The Current Capital Support Agreement

As described in the Initial Letter, the Fund holds securities that are subject to the events specified in Rule 2a-7(c)(6)(ii)(A) and may hold securities that become subject to such events in the future (any security held by the Fund that is or becomes subject to any such event, is referred to as a "Covered Security.") To limit the potential losses that the Fund may incur upon the ultimate disposition of a Covered Security, the Affiliate entered into a Restated Capital Support Agreement (the "Agreement"), at no cost to the Fund, that would prevent any losses realized on the Covered Securities from causing the Fund's market based net asset value per share ("NAV") to fall below the Minimum NAV Per Share specified in the Agreement. Upon a sale or other ultimate disposition of a Covered Security, the Agreement obligates the Affiliate to make a cash contribution to the Fund (up to the Maximum Contribution Amount) sufficient to restore the Fund's NAV to the Minimum NAV Per Share. The

Minimum NAV Per Share is defined so that the amount of the contribution will equal the amount of any loss incurred by the Fund upon the disposition of the Covered Security. The Affiliate would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions.

Contributions are required under the Agreement in the event of (i) a sale of any Covered Securities, (ii) receipt of final payment on any Covered Securities, (iii) a court order discharging liability for any Covered Securities and (iv) an exchange of Covered Securities for other Eligible Securities (as defined in Rule 2a-7), in each case where the amount of payments received and/or the market value of the Eligible Securities received is less than the amortized cost value of the Covered Securities. The Fund is obligated to sell the Covered Securities on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Affiliate's obligations have not been rated by any NRSRO. The Parent has provided the Fund with a written guarantee of the Affiliate's obligation to make contributions under the Agreement. The Parent's guarantee will be unconditional and will continue until the termination of the Agreement.

2. Proposed Amendment to the Capital Support Agreement

The process of restructuring each of the Covered Securities is continuing and is unlikely to be completed before the scheduled termination of the Agreement on December 13, 2008. Moreover, current market conditions continue to create a risk of an unanticipated default that would add to the Covered Securities. The Fund's board of trustees (the "Board"), none of whom are "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act, therefore held meetings on November 11 and December 10, 2008 at which they approved an extension of the termination date of the Agreement to November 6, 2009. At these meetings, the Adviser provided the Board with financial and other information, including among other things, the Adviser's belief (i) that the Maximum Contribution Amounts continue to be sufficient to support the Fund's Minimum Permissible NAV; and (ii) that a greater value could be realized on the Covered Securities if the Agreement continued until the restructuring of the Covered Securities was completed and the government efforts to improve market conditions took full effect, than if the Agreement terminated on December 13, 2008. Based upon such information, the Board concluded that it would be in the best interest of the Fund and its shareholders to continue to hold the Covered Securities and extend the termination date of the Agreement to November 6, 2009. The Board has furnished the Division with a letter summarizing the basis for its conclusions.

The Affiliated and the Fund now propose to amend the Agreement by executing an amendment to the Agreement (the "Amended Agreement") in the form that we have provided to you. The Amended Agreement would:

a. change the latest date by which the Affiliate's obligations under the Amended Agreement would terminate to November 6, 2009;

b. amend the definition of Contribution Event to include the receipt by the Fund of Replacement Securities (as defined in the Amended Agreement) having a value less than the then-current amortized cost value of the Covered Securities in connection with any restructuring of the issuer of the Covered Securities occurring on or after April 1, 2009, unless the Board determines that no option other than receipt of such Replacement Securities would be in the best interests of the Fund, in light of the Board's fiduciary duties to the Fund under applicable law; and

c. include a provision stating that if the Board determined that the Maximum Contribution Amount would not be sufficient to support the Fund's Minimum Permissible NAV, it

c. include a provision stating that if the Board determined that the Maximum Contribution Amount would not be sufficient to support the Fund's Minimum Permissible NAV, it could, at its option, cause the Fund to sell the Covered Securities and trigger a Contribution Event.

The Fund would remain obligated to sell the Covered Securities on the business day immediately prior to the termination of the Agreement if the sale would require the Affiliate to make a payment to the Fund.

The Board has reviewed the Amended Agreement and has concluded that that it is in the best interest of the Funds and its shareholders. In addition, the Board's delegate has determined, based on the Parent's guarantee, that the Affiliate's obligations are Eligible Securities as defined in Rule 2a-7(a)(10); and that the Affiliate's obligations continue to present minimal credit risks under Rule 2a-7(3)(c)(i). The Board, including the Independent Trustees, has, subject to receipt of the requested no-action position, therefore authorized the Fund to enter into the Amended Agreement.

3. Need for No-Action Relief

The Affiliate is an "affiliated person" or an "affiliated person of an affiliated person" under Section 2(a)(3) of the 1940 Act because it and the Adviser are common subsidiaries of the Parent. The issuance of the Agreement to the Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal to knowingly sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to affect any transaction in which such registered investment company is a joint, or joint and several participant, with such person.

The Parent's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of the Agreement by the Affiliate to the Fund therefore may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of the Fund's investment adviser.

On behalf of the Fund, the Affiliate and the Parent, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action against the Fund, the Affiliate or the Parent under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or the rules thereunder, if the Affiliate and the Fund enter into the Agreement, and the Parent guarantees the Amended Agreement, as described above.

If you have any questions or other communications concerning this matter, please call the undersigned at (412) 288-1567.

Very truly yours,

Stephen A. Keen
Reed Smith LLP

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